601 Lexington Avenue New York, New York 10022
William B. Sorabella To Call Writer Directly: (212) 446-4932 william.sorabella@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

  November 10, 2011

Via EDGAR Submission

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attention: David L. Orlic, Esq.

Re:	Southwall Technologies Inc.
Schedule TO-T
Filed on October 25, 2011 by Solutia Inc.
File No. 005-39081

Dear Mr. Orlic:

We are counsel to each of Solutia Inc. (“Parent”) and Backbone Acquisition Sub, Inc. (“Purchaser”) and, on behalf of Parent and Purchaser, we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), by letter dated November 1, 2011, with respect to the Tender Offer Statement on Schedule TO that was filed by Parent and Purchaser with the Commission on October 25, 2011 (as amended on November 1, 2011, the “Schedule TO”). In addition, Parent and Purchaser are simultaneously filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) in response to the Staff’s comments and to reflect litigation developments and other changes. Unless explicitly set forth herein, capitalized terms shall have the meanings ascribed to them in the Schedule TO.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the Staff’s comments is set forth immediately below each numbered comment.

General

1.	Given the ongoing business relationship between Southwall Technologies and Solutia, please provide your analysis as to the applicability of Rule 13e-3. We note that the determination of whether a person is in control of an issuer depends on all the facts and

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Securities and Exchange Commission

November 10, 2011

circumstances and is not limited to control obtained through ownership of equity securities. Please refer to SEC Release No. 34-16075 (August 2, 1979).

Response: Parent and Purchaser have considered the applicability to the Offer of Rule 13e-3, SEC Release No. 34-16075 (August 2, 1979) and the matters set forth in the Staff’s comment. Based on that analysis and the Commission’s guidance, as further described below, Parent and Purchaser have determined that (i) this transaction does not constitute a “Rule 13e-3 Transaction” within the meaning of Rule 13e-3, (ii) neither Parent nor Purchaser constitutes an “affiliate” of the Company, (iii) neither Parent nor Purchaser is an “affiliate” of any of the Subject Stockholders (as defined below), and (iv) neither Parent nor Purchaser is an “affiliate” of any member of the Company’s management, in each case as the term “affiliate” is defined in Rule 13e-3(a)(1).

Rule 13e-3 defines a “Rule 13e-3 Transaction” as, among other things, a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an “affiliate” of such issuer that has an effect that is specified in Rule 13e-3(a)(3)(ii). Rule 13e-3(a)(1) further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer” (emphasis added). In addition, Footnote 28 to Exchange Act Release No. 17719 states that “[t]he existence of a control relationship … does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of [the target], whether through the ownership of voting securities, by contract or otherwise” (emphasis added). Based on the analysis below, Parent and Purchaser do not believe that either Parent or Purchaser controls the Company and, as a result, neither Parent nor Purchaser is an “affiliate” of the Company, the Subject Stockholders (as defined below) or any member of the Company’s management such that the Offer would constitute a “Rule 13e-3 Transaction.”

A.	Commercial Relationship between Parent and the Company

Despite the pre-existing commercial relationship between Parent, through certain of its subsidiaries other than Purchaser, and the Company, neither Parent nor Purchaser “controls” the Company within the meaning of Rule 13e-3 by virtue of this commercial relationship and, as such, neither Parent nor Purchaser should be considered an “affiliate” of the Company as contemplated by Rule 13e-3.

As described in the sub-section captioned “Certain Relationships Between Parent and the Company” in Section 8—“Certain Information Concerning Parent and Purchaser” beginning on page 22 of the Offer to Purchase, Parent (directly or through its subsidiaries) has engaged in ordinary course arms-length commercial transactions with the Company prior to the parties’ entry into the Merger Agreement. Specifically, the distribution agreement between the Company and Parent’s subsidiary, Globamatrix Holdings Pte. Ltd., dated as of January 1, 2002 (the “Distribution Agreement”), grants Parent an exclusive worldwide license to distribute the Company’s aftermarket applied film in the automotive and architectural glass markets. The Distribution Agreement was entered into on an arms-length basis and not in connection with or in contemplation of any future business combination between Parent (or any of its subsidiaries) and the Company. Although, according to the Company, during 2010, Parent and its subsidiaries accounted for 38% of the Company’s net revenue, the Distribution Agreement does not by its terms give Parent or any of its subsidiaries a right to control or direct any management decisions of the Company or the operations of the Company and does not grant or purport to grant to Parent or Purchaser any rights with respect to the election of directors of the Company or the selection or decision-making of the Company’s management. Instead, Parent (directly or through its subsidiaries) is merely a customer of a product that Parent and its subsidiaries desire to obtain.

In addition, the Distribution Agreement will expire according to its terms on December 31, 2011. Accordingly, any rights Parent and its subsidiaries have under this relationship will cease in a matter of weeks. As detailed in Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase, during the course of negotiations regarding an acquisition by Parent of the Company, the parties repeatedly discussed the future of the commercial relationship between the parties in light of the impending expiration of the Distribution Agreement. During such discussions (including direct negotiations between the Chief Executive Officer of the Company and the Chief Operating Officer of Parent), Parent continuously emphasized its desire for a long-term exclusive relationship, which the Company strenuously resisted. The impending expiration of the Distribution Agreement and the Company’s willingness to reject requests by Parent to extend the arrangement further minimize any rights that the arrangement would bestow on Parent and are evidence of the lack of control Parent has had to date on the management or operations of the Company.

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November 10, 2011

The balance of the facts in Section 10 also show that terms of the Offer were negotiated extensively by the Company over a period of almost two years, which is additional evidence of the lack of control Parent has had to date on the management or operations of the Company. In fact, after the Company’s refusal to accept a long-term exclusive commercial relationship with Parent’s subsidiary, Parent increased its proposed purchase price for the Company from an enterprise value of $105 million to a fixed aggregate equity value of $115.7 million (which implied an enterprise value of $108.4 million). Parent also agreed to significant concessions on the terms of the Offer during the course of these negotiations.

At the conclusion of these negotiations, on October 6, 2011, the Company accepted only a short-term supply agreement from Parent’s subsidiary on a non-exclusive basis, which takes effect on January 1, 2012 (the “Purchase Order”). The Purchase Order commits the Company to supply Parent’s subsidiary with certain products, consistent with historical price and volume levels, for a period of six months beginning on January 1, 2012 and does not preclude the Company from simultaneously filling other similar supply requests from third parties. The Purchase Order will be discontinued immediately if the Merger Agreement is terminated, unless (i) the Company terminates the Merger Agreement to accept a superior offer or (ii) Parent terminates the Merger Agreement either (a) as a result of the Company Board’s change in its recommendation to stockholders with respect to the Offer or the Merger or (b) as a result of the Company’s breach of its obligations under the Merger Agreement. Accordingly, although Parent has a pre-existing commercial relationship with the Company, the future of this relationship is highly uncertain because the Company was successful in resisting a long-term exclusive arrangement following the expiration of the Distribution Agreement and extracted additional value for its stockholders in this transaction through such negotiations. Moreover, the continued existence of the short-term supply arrangement under the Purchase Order is also subject to uncertainty, as the Purchase Order will terminate if and when the Merger Agreement is terminated (except in limited circumstances, which circumstances would likely provide the Company’s stockholders with additional value). Given these terms of the Purchase Order, it does not grant to Parent or any of its subsidiaries any rights to control the Company.

The above referenced sub-section also highlights additional nominal ordinary course commercial dealings between the Company and certain other of Parent’s subsidiaries, including Parent’s recently-acquired subsidiary, Novomatrix Pte. Ltd. Neither Parent nor Purchaser considers any of these interactions to be material in light of the overall transaction or relative to their respective other commercial dealings with third parties.

Following consideration of these factors, Parent’s pre-existing commercial relationship with the Company, either by itself or taken together with the other factors addressed herein, is not sufficient to confer “control” within the meaning of Rule 13e-3(a)(1) and, as such, neither Parent nor Purchaser should be considered an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1).

B.	Other Considerations

In the interests of completeness and as part of its consideration of the applicability of Rule 13e-3 to the Offer, Parent and Purchaser have considered whether there are other factors that would reasonably reflect control by Parent over the Company, either alone or when taken in addition to the commercial relationship between the Company and Parent and its subsidiaries. These other factors are considered below. Following consideration of each of these factors, either alone or taken together with the other factors addressed herein, Parent and Purchaser concluded that they do not have a right to “control” the Company within the meaning of Rule 13e-3(a)(1) and, as such, neither Parent nor Purchaser should be considered an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1).

I.	Parent’s Equity Ownership Interest in the Company

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Parent holds only a nominal equity ownership interest in the Company, and neither Parent nor Purchaser exercises control over the Company. Accordingly, neither Parent nor Purchaser should be considered an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1).

As set forth in Section 8—“Certain Information Concerning Parent and Purchaser” on page 24 of the Offer to Purchase, on or prior to May 28, 1999, Parent acquired 27,509 shares (the “Parent Shares”) of common stock of the Company, which represented approximately 0.005% of the outstanding shares of common stock of the Company as of October 4, 2011. The Parent Shares were acquired more than 10 years prior to the start of discussions between Parent and the Company regarding a potential acquisition of the Company by Parent. The Parent Shares were not acquired in connection with or in contemplation of any future business combination between Parent (or any of its subsidiaries) and the Company, and Parent did not increase its equity ownership in the Company during the course of its negotiations with the Company regarding the Offer and the Merger. Accordingly, Parent’s equity ownership was not designed to influence the Company in any way in connection with the Offer or the Merger.

Furthermore, the Parent Shares neither entitle Parent to any representation on the Company’s board of directors (nor the right to appoint any member thereto) nor otherwise provide Parent any right to direct or cause the direction of the management and policies of the Company, other than Parent’s right to vote the Parent Shares in its capacity as an ordinary stockholder of the Company.

Parent’s ownership of the Parent Shares, either by itself or taken together with the other factors addressed herein, is not sufficient to confer “control” within the meaning of Rule 13e-3(a)(1) and, as such, neither Parent nor Purchaser should be considered an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1).

II.	Lack of Pre-Existing Relationships with the Parties to the Support Agreements

Neither Parent nor Purchaser believes that Parent or Purchaser should be considered an “affiliate” of any Subject Stockholder party to the Support Agreements (each as defined below) executed in connection with the Merger Agreement.

As described in the sub-section captioned “Support Agreements” in Section 11—“The Merger Agreement” on page 49 of the Offer to Purchase, in connection with the execution of the Merger Agreement, on October 6, 2011, each of Dolphin Direct Equity Partners, L.P. (“Dolphin”) and certain funds affiliated with Needham Capital Partners (collectively, the “Needham Funds,” and together with Dolphin, the “Subject Stockholders”), which collectively beneficially owned approximately 63% (on an as-converted and fully-diluted basis) of the outstanding common stock of the Company as of October 4, 2011, entered into Tender and Support Agreements with Parent, Purchaser and the Company (collectively, the “Support Agreements”). Pursuant to the Support Agreements, the Subject Stockholders agreed, among other things, to (i) convert all shares of Preferred Stock held by the Subject Stockholders into shares of the Company’s common stock (the “Conversion Shares”), (ii) tender all shares of the Company’s common stock

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(including the Conversion Shares) held by the Subject Stockholders in the Offer, and (iii) if necessary, vote such Subject Stockholder’s shares of the Company’s common stock and the Conversion Shares in favor of the Merger and the other transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, in the event that the Company Board effects a change in its recommendation to its stockholders with respect to the Offer or the Merger, the Subject Stockholders are obligated to vote in the aggregate only 35% of the outstanding shares of the Company’s common stock (on an as-converted basis) in support of the Merger and against any alternative transaction. Furthermore, several of these obligations cease to survive a termination of the Merger Agreement, including following a termination of the Merger Agreement to accept a proposal for an alternative transaction, as is permitted by the Merger Agreement following compliance with the applicable terms thereof. Accordingly, the Subject Stockholders retain substantial freedom to independently determine whether to support an alternative transaction in the event the Company Board desires to enter into an alternative transaction and the Support Agreements by their terms do not give Parent any right to control the outcome of that alternative transaction.

Furthermore, prior to the negotiations leading to the parties’ entry into the Support Agreements, to Parent’s knowledge neither Parent nor Purchaser had any relationship with either Dolphin or any of the Needham Funds. As further evidenced by the details of the negotiations leading to the execution of the Support Agreements set forth in Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase, the parties engaged in several rounds of adversarial negotiations (during which Dolphin and the Needham Funds independently negotiated with Parent and Purchaser) wherein the Subject Stockholders won substantial concessions from Parent and Purchaser.

Parent and Purchaser’s entry into the Support Agreements, either by itself or taken together with the other factors addressed herein, is not sufficient to confer “control” within the meaning of 13e-3(a)(1) and, as such, neither Parent nor Purchaser should be considered an “affiliate” of either Subject Stockholder within the meaning of Rule 13e-3(a)(1).

III.	Lack of Relationships Among Parent, Purchaser and the Company’s Management

Neither Parent nor Purchaser should be considered an “affiliate” of the Company due to any present or proposed future relationship with members of the Company’s current management.

In Compliance and Disclosure Interpretation 201.01, the Staff described a scenario where an acquiror is not affiliated with a target company and the acquiror and target company enter into arms-length negotiations concerning the acquisition of the target company by the acquiror. Pursuant to the resultant agreement for the acquisition, target will become a wholly-owned subsidiary of the acquiror; however, target’s management will remain intact. The Staff suggested that where such continuity of management exists, a Schedule 13E-3 may be required. However, the Staff also noted therein that the factors considered to determine whether such a requirement exists include: “(i) increases in consideration to be received by management, (ii) alterations in management’s executive agreements favorable to such management, (iii) the equity participation of management in the acquiror, and (iv) the representation of management on the Board of the acquiror.” For the reasons outlined below, neither Parent nor Purchaser should be considered “affiliates” of the Company due to any continuity of the Company’s management as neither Parent nor Purchaser controls such members of the Company’s management.

a.	No Increase in Consideration

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Members of the Company’s management who own shares of the Company’s common stock will receive the same cash consideration on the same terms and conditions as other stockholders of the Company in connection with the Offer and the Merger. Similarly, pursuant to the Merger Agreement, all stock options held by members of management will become fully vested at the Effective Time of the Merger, with such members of management being entitled to receive an amount in cash equal to the product of the excess (if any) of the offer price over the exercise price of such option multiplied by the number of shares of common stock subject to such option. The offer price used to calculate consideration owed to members of the Company’s management in connection with the vesting of such stock options is identical to the offer price paid to other Company stockholders in the Offer. Furthermore, members of the Company’s management are not party to any tender and support agreement or other voting agreement that obligates them to tender any shares of common stock held by them in the Offer or to vote in favor of the Merger. Accordingly, members of the Company’s management will receive identical consideration to the Company’s other stockholders in connection with the Offer and are free to choose not to tender their shares in the Offer and instead exercise appraisal rights in connection with the Merger.

b.	Alterations in Management’s Executive Agreements

In connection with the Company’s entry into the Merger Agreement, the Company’s compensation committee approved new employment agreements for certain of its executive officers, including Dennis Capovilla, Mallorie Burak and Michal Vargas (the “Executives”), as well as certain other members of the Company’s management. After extensive negotiations among Parent, the Company, the Executives and their respective counsel, on October 25, 2011, the Company entered into such employment agreements with the Executives, as described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission on October 25, 2011 (the “Schedule 14D-9”) and as further described in the Company’s Current Report on Form 8-K filed with the Commission on October 28, 2011 (the “8-K”). These new employment agreements grant to the relevant Executives, among other things, (i) increases in their annual base salary, (ii) lump sum transaction completion bonuses, (iii) guaranteed bonus payments, and (iv) potential bonus payments contingent upon the Company’s achievement of certain performance targets. The relevant Executives would receive additional retention bonuses in the event that they remain employed by the surviving corporation until the first anniversary of the closing of the Merger and would receive certain payments upon their termination prior to such anniversary. Parent has agreed to timely perform the obligations of the Company with respect to the terms of these new employment agreements, including the payment of the aforementioned bonus amounts. Notwithstanding the foregoing, in the event that the transactions contemplated by the Merger Agreement fail to occur, these new agreements (and any payments required thereunder) will become null and void. The Commission stated in the Rule 13e-3 adopting release (Release No. 34-16075, August 2, 1979) that it would not view a person as an “affiliate” of the purchaser solely because that person enters into or agrees to enter into a reasonable and customary employment agreement. The terms of the employment arrangements agreed to between the Company and certain of its executive officers are reasonable and customary and reflect such executive officers’ respective positions with the Company prior to the transactions as well as such positions with the surviving corporation.

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c.	No Equity Participation of Management in Parent or Purchaser

None of the members of the Company’s management will receive any equity securities in either Parent or Purchaser in connection with the Offer or the Merger. Notwithstanding the foregoing, to the extent that any equity securities in Parent are issued to members of the Company’s management team who remain employed by the surviving corporation (subject to a mutual agreement of the parties, discussions on which have not yet been had), such equity securities are expected to be nominal as compared to the outstanding overall equity capital of Parent. Accordingly, the Company’s management will not have a material equity ownership interest in Parent or Purchaser following the Merger.

d.	No Representation of Management on the Surviving Corporation’s Board

Following the consummation of the Merger, the Company will be merged with and into Purchaser, with the Company surviving the Merger as a wholly-owned subsidiary of Parent. While each officer of the Company as of immediately prior to the Effective Date of the Merger will remain in such position following the consummation of the Merger and, in such capacity, may be involved in corporate affairs or manage designated corporate areas or operations of the Company after the Merger, each such person will be subject to the direction of the surviving corporation’s board of directors and the board of directors of Parent and will serve at the pleasure of such boards. As set forth in the sub-section captioned “Certificate of Incorporation; By-laws; Directors and Officers of the Surviving Corporation” in Section 11—“The Merger Agreement” on page 36 of the Offer to Purchase, all of the directors of Purchaser as of immediately prior to the Effective Date of the Merger will become the directors of the surviving corporation and, as indicated in Schedule I to the Offer to Purchase, the directors of Purchaser are comprised solely of representatives of Parent, and no Company representatives are presently being considered to serve on the board of directors of either Parent or Purchaser. Accordingly, no members of the Company’s current management team will have control of the surviving corporation in the Merger.

Based on the foregoing analysis, Parent and Purchaser respectfully submit that (i) neither Parent nor Purchaser “controls” the Company within the meaning of Rule 13e-3(a)(1), (ii) neither Parent nor Purchaser “controls” any of the Subject Stockholders within the meaning of Rule 13e-3(a)(1), and (iii) neither Parent nor Purchaser “controls” the Company by virtue of any current or proposed future relationship with members of the Company’s management within the meaning of Rule 13e-3(a)(1). Therefore, Parent and Purchaser believe that Rule 13e-3 is not applicable to the Offer.

Available Information, page 22

2.	We note the disclaimer at the end of this section. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.

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November 10, 2011

Response: In response to the Staff’s comment, Parent and Purchaser have amended the disclosure on page 22 of the Offer to Purchase to remove the disclaimer relating to the accuracy of information provided regarding the Company.

Certain Information Concerning Parent and Purchaser, page 22

3.	Please make the statements required by Item 1003(c)(3) and (4) of Regulation M-A regarding Parent and Purchaser. See Item 3 of Schedule TO.

Response: In response to the Staff’s comment, Parent and Purchaser have amended the disclosure beginning on page 24 of the Offer to Purchase to make the statements required by Item 1003(c)(3) and (4) of Regulation M-A regarding Parent and Purchaser.

Representations and Warranties, page 37

4.	We note your statements that the representations and warranties in the merger agreement were made solely for purposes of the agreement, and that stockholders are not third-party beneficiaries under the agreement and should not rely on the representations or warranties. Please revise to remove any potential implication that the agreement does not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, Parent and Purchaser have amended the disclosure beginning on page 37 of the Offer to Purchase to remove any potential implication that the Merger Agreement does not constitute public disclosure under the federal securities laws.

Conditions of the Offer, page 53

5.	The final condition in this section merely refers to termination of the merger agreement in accordance with its terms, or any event occurring which gives you the right to terminate the agreement. Please set forth with specificity in your offer to purchase all conditions to your obligation to purchase the shares.

Response: In response to the Staff’s comment, Parent and Purchaser have amended the final condition on page 55 of the Offer to Purchase to set forth with specificity all conditions to Purchaser’s obligation to purchase Shares in the Offer by referring to all of the conditions which give Parent the right to terminate the Merger Agreement as set forth and described in the sub-section captioned “Termination of the Merger Agreement” in Section 11—”The Merger Agreement” on pages 46 - 48 of the Offer to Purchase.

6.	We refer to the disclosure in the last paragraph of this section. When a condition is rendered incapable of satisfaction prior to the expiration date, you should promptly inform holders of how you intend to proceed, rather than wait until expiration. Please confirm your understanding in your response.

Response: The disclosure in the last paragraph of Section 15—“Conditions of the Offer” of the Offer to Purchase is intended to convey to stockholders that Parent and Purchaser have the sole authority to waive compliance with or satisfaction of any condition to the Offer set forth in the Merger Agreement (other than the Minimum Condition, the waiver of which will require the

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Company’s prior written consent) at any point prior to the Expiration Date. Parent and Purchaser intend to promptly inform stockholders of the waiver of, satisfaction of or inability to satisfy any condition to the Offer to the extent such waiver of, satisfaction of or inability to satisfy any condition is permanently and finally determined prior to the Expiration Date. Notwithstanding the foregoing, neither Parent nor Purchaser intends to promptly inform stockholders when a condition is rendered incapable of satisfaction prior to the Expiration Date to the extent such condition could subsequently be satisfied prior to the Expiration Date or deemed to be immaterial to Parent’s or Purchaser’s decision on the Expiration Date to consummate the Offer notwithstanding the inability to satisfy such condition.

Exhibit (d)(1) – Agreement and Plan of Merger

7.	Please advise as to the import of Section 9.1(b)(ii)(B) of the merger agreement, which appears to describe a scenario which is already contemplated by Section 9.1(b)(ii)(A).

Response: In response to the Staff’s comment, we advise the Staff that Section 9.1(b)(ii)(B) of the Merger Agreement addresses a more limited set of circumstances than those contemplated by Section 9.1(b)(ii)(A), which has different contractual effects under the Merger Agreement. The right of termination contemplated by Section 9.1(b)(ii)(A) arises in connection with a failure of the Offer to be completed because “any” of the Offer conditions set forth on Annex A to the Merger Agreement have failed to be satisfied, whereas the right of termination contemplated by Section 9.1(b)(ii)(B) arises in connection with a failure of the Offer to be completed when all of the Offer conditions Annex A to the Merger Agreement have been satisfied other than the Minimum Condition. In the case of a failure of the Offer to be completed as a result of a failure of the Minimum Condition to be satisfied, either Parent or the Company should have a right to terminate the Merger Agreement pursuant to either Section 9.1(b)(ii)(A) or Section 9.1(b)(ii)(B), however, if a party terminates pursuant to Section 9.1(b)(ii)(B) of the Merger Agreement, the Merger Agreement provides for different effects of such termination. Most significantly, pursuant to Section 9.4(b)(iii) of the Merger Agreement, the Company may be required to pay to Parent the Company Termination Fee following a termination pursuant to Section 9.1(b)(ii)(B) of the Merger Agreement (but not under a termination pursuant to Section 9.1(b)(ii)(A) of the Merger Agreement). As a result, it would be more likely that Parent would terminate the Merger Agreement pursuant to Section 9.1(b)(ii)(B) of the Merger Agreement rather than pursuant to Section 9.1(b)(ii)(A) in the event of a failure of the Minimum Condition to be satisfied.

In addition, in response to the Staff’s comment, Parent and Purchaser have amended the disclosure on page 48 of the Offer to Purchase to clarify the circumstances in which the Company Termination Fee may become payable upon termination of the Merger Agreement.

*    *    *    *    *

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Parent and Purchaser acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that Parent and Purchaser may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these responses, please feel free to contact me by phone at (212) 446-4932.

Sincerely,

/s/ William B. Sorabella
William B. Sorabella

cc:	Paul J. Berra, III
Solutia Inc.